Exhibit 1

Execution Copy

PURCHASE AGREEMENT

January 20, 2009

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (including all annexes, schedules and exhibits attached hereto, this “Agreement”) is entered into this 20th day of January, 2009 by and between KT Corporation (the “Issuer”), a corporation (chusik hoesa) duly incorporated and existing under the laws of the Republic of Korea (“Korea”) and NTT DoCoMo, Inc. (the “Purchaser”), a corporation duly incorporated and existing under the laws of Japan.

WHEREAS, the Issuer proposes to issue and sell to the Purchaser U.S.$253,261,000 Exchangeable Notes due 2014 (the “Notes”); and

WHEREAS, the Notes are constituted by the Terms and Conditions of the Notes attached hereto as the third Schedule (the “Conditions”);

NOW THEREFORE, the Issuer and the Purchaser agree as follows:

1.	ISSUANCE AND SALE OF THE NOTES

Subject to the terms and conditions hereof, the Issuer shall issue and sell to the Purchaser, and the Purchaser shall subscribe for and purchase from the Issuer, the Notes.

The purchase price for the Notes issued by the Issuer and subscribed for by the Purchaser (the “Purchase Price”) shall be U.S.$253,261,000.

2.	CLOSING

2.1	Closing Date. The closing of the subscription and purchase of the Notes (the “Closing”) shall take place at a location in Tokyo, Japan to be notified by the Purchaser to the Issuer, at 3:00 p.m. (Tokyo time) on the date which is two trading days on the Korea Exchange (“KRX”) prior to the last day of the period for surrender of the share certificates representing the common stock issued by KT Freetel Co., Ltd. (“KTF”) for the Merger (as defined in the Condition 3(b)), or at such other date, time and place as shall be mutually agreed to by the Issuer and the Purchaser in writing (the “Closing Date”). If the Korea Communications Commission has requested that the Closing occur on an earlier date, the Issuer and the Purchaser will discuss such request in good faith.

2.2	Closing Transactions. Subject to the satisfaction of the conditions precedent specified in Section 3, on the Closing Date, (i) the Purchaser shall pay the Purchase Price to the Issuer, by (x) effecting a book-entry transfer of 12,105,785 shares of common stock issued by KT F (“KTF Shares”) into the account which shall have been notified in writing by the Issuer to the Purchaser at least two (2) Banking Days prior to the Closing Date and paying into the bank account which shall have been notified in writing to the Purchaser at least two (2) Banking Days prior to the Closing Date, (y) paying an amount of cash in Korean Won equal to the securities transaction tax imposed by the tax authority of Korea under the Securities Transaction Tax Law in connection with the transfer of such KTF Shares to the Issuer by the Purchaser, and (z) paying an amount of cash in U.S. $ equal to the difference (the “Purchase Price Difference”) between (a) the Purchase Price and (b) the product of (a) the number of the KTF Shares transferred by the Purchaser in accordance with this Section 2.2, multiplied by (b) the merger price per share of the KTF Shares calculated in connection with the Merger pursuant to the provisions of the Securities and Exchange Act of Korea and regulations thereunder (as amended or succeeded from time to time) (translated into U.S.$ at the exchange rate for Won to U.S.$ announced by Seoul Money Brokerage Services Limited on the date when this Agreement is entered into) and (ii) the Issuer shall deliver to the office of the Purchaser (as designated by the Purchaser), located outside of Korea the Note certificates evidencing the Notes for the Purchase Price which shall be instruments substantially similar in form to the first Schedule attached hereto and contain the Conditions set forth in the third Schedule attached hereto, and shall enter (or cause to be entered) the name of the Purchaser into the Note Register (as defined in the Conditions) as the holder of the Notes.

2.3	Unwinding. In the event that the Closing has occurred but the Merger has not been completed by December 31, 2009 (the “End Date”), the Issuer shall, at the option of the Purchaser, repurchase the Notes issued to and held by the Purchaser and in lieu of the payment of the purchase price therefor, shall (i) transfer to the Purchaser all of the KTF Shares that the Issuer has received from the Purchaser as the consideration for the issuance of the Notes, (ii) pay to the Purchaser an amount of cash in U.S.$ equal to the Purchase Price Difference, (iii) reimburse to the Purchaser the securities transaction tax and brokerage fee incurred by the Purchaser in connection with the issuance of the Notes and any other reasonable costs (if any) which have been paid by the Purchaser to third party service providers in direct connection with unwinding of the issuance of the Notes and which are the type of costs typically incurred in this type of unwinding transaction contemplated hereunder (but excluding legal fees, translation fees and advisory or consulting fees) and (iv) in the event that the amount of dividends which the Purchaser would have been entitled to receive for such KTF Shares for the period from the issuance date of the Notes to the End Date (such period, the “Dividend Period”) but for the issuance of Notes to the Purchaser (the “Dividend”) exceeds the aggregate interest amount accrued (paid and unpaid) (the “Accrued Interest”) under the Notes during the Dividend Period, pay to the Purchaser the amount of such excess, provided, however, that the Purchaser shall pay to the Issuer (y) the Accrued Interest if the Issuer did not pay any dividend for the KTF Shares during the Dividend Period or (z) the amount (if any) by which the Accrued Interest exceeds the Dividend, as the case may be.

For the purpose of this Section 2, “Banking Day” shall mean any day that is not a Saturday, a Sunday, a legal holiday in Korea or Japan or any day on which banking institutions in Korea or Japan are permitted to be closed.

3.	CONDITIONS TO CLOSING

3.1	The Purchaser’s obligation to purchase and pay for the Notes is subject to the fulfillment or waiver, prior to or at the Closing, of each of the following conditions precedent:

(a)	Representations and Warranties; Covenants. The representations and warranties of the Issuer contained in this Agreement shall be correct in all material respects as at the date hereof and at the time of the Closing. The Issuer shall have in all material respects performed and complied with all of its obligations and agreements under this Agreement to be performed and complied with by it on or before the Closing Date.

(b)	Government Authorizations. All Government Authorizations (as defined in Section 4.6 below) that are required for the execution and performance of this Agreement and issuance and sale of the Notes pursuant to this Agreement have been duly obtained or completed, as the case may be.

(c)	Compliance Certificate. At the Closing, the Issuer shall have delivered to the Purchaser, a certificate signed on its behalf by the representative director, certifying that the conditions specified in paragraphs (a), (b), (e) and (f) hereof have been fulfilled.

(d)	Corporate Documents. The Purchaser shall have received certified copies of the following documents (with certified English translations thereof):

(i)	Corporate Registry, dated as of the Closing Date, duly certified by the court recording office as a true and correct copy thereof;

(ii)	Resolutions of the Board of Directors approving the transactions contemplated hereby, duly certified by the representative director of the Issuer as true and correct copies thereof;

(iii)	Articles of Incorporation, duly certified by the representative director of the Issuer as true and correct copies thereof; and

(iv)	Incumbency and signature certificate, certificate of seal impression, or other evidence regarding the authorized signatories of this Agreement.

(e)	No Material Adverse Effect. Since the date of execution of this Agreement, there shall not have been any Material Adverse Effect (as defined below).

(f)	Third Party Consents. All necessary consents or waivers in respect of any agreements to which the Issuer is a party, and which relate to the subject matter of this Agreement, shall have been obtained, such that in the event of any conflict between the terms of any such agreements and this Agreement, the terms of this Agreement shall govern.

(g)	Approvals on Merger. The Purchaser shall have received certified copies of the documents (with certified English translations thereof) evidencing that the Merger has been duly and validly authorized and approved at the meeting of the board of directors and the shareholders meeting of KT and KTF respectively and all Government Authorizations that are required for the consummation of the Merger have been duly obtained or completed.

(h)	Deposit Agreement. The Purchaser shall have received certified copies of the most recent, up-to-date and complete, and duly executed Deposit Agreement (as defined below).

(i)	Absence of Intervening Circumstances. There shall have been no appraisal rights exercised by the stockholders of the Issuer or KTF, claims or objections raised by the creditors of the Issuer or KTF, or such other circumstances, any of which individually or in the aggregate might reasonably be expected to materially and adversely affect the completion of the Merger.

3.2	The Issuer’s obligation to issue the Notes is subject to the fulfillment, prior to or at the Closing, of each of the following conditions precedent:

(a)	Representations and Warranties; Covenants. The representations and warranties of the Purchaser contained in this Agreement shall be correct in all material respects as at the date hereof and at the time of the Closing. The Purchaser shall have in all material respects performed and complied with all of its obligations and agreements under this Agreement to be performed and complied with by it on or before the Closing Date.

(b)	Government Authorizations. All Government Authorizations that are required for the execution and performance of this Agreement and issuance and sale of the Notes pursuant to this Agreement have been duly obtained or completed, as the case may be.

(c)	Corporate Documents. The Issuer shall have received certified copies of the following documents (with certified English translations thereof):

(i)	certified copy of Company Registry (“shougyo toukibo touhon”);

(ii)	certified excerpted copies of resolutions of the board of directors of the Purchaser authorizing the execution, delivery and performance of this Agreement; and

(iii)	documents evidencing the authority and power of any representative of the Purchaser who signs this Agreement for and in the name of the Purchaser.

4.	REPRESENTATIONS AND WARRANTIES OF THE ISSUER.

The Issuer hereby represents and warrants to the Purchaser as of the date hereof and the Closing Date (except to the extent any such representation and warranty is made only as of a specified date, in which case, as of such date) as follows.

4.1	Corporate Organization of the Issuer. The Issuer has been duly incorporated and is validly existing as a corporation under the laws of Korea, with power and authority (corporate and other) to own or lease its properties and conduct its business as heretofore conducted, and presently conducted, and to enter into and perform its obligations under this Agreement.

4.2	Capitalization. As of the date of this Agreement, the authorized total capital stock of the Issuer is 1,000,000,000 shares, and there are in the aggregate 273,535,700 shares of common stock that are issued and outstanding and all such issued and outstanding shares of common stock have been duly authorized, validly issued and fully paid and are non-assessable.

4.3	Authorization of the Agreement. This Agreement has been duly authorized, executed and delivered by the Issuer. This Agreement is a legal, valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

4.4	Authorization of the Agency Agreement. On the Closing Date, the Paying and Exchange Agency Agreement by and between the Issuer and the Korea Securities Depositary (the “Agency Agreement”) will have been duly and validly authorized, executed and delivered by the parties thereof. When the Agency Agreement has been duly executed and delivered by the Issuer, the Agency Agreement will be a legal, valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

4.5	Authorization of the Notes. On the Closing Date, the Notes will have been duly and validly authorized, executed and delivered by the Issuer free and clear from any pledges, lien, security interest, charge, claim, equity or encumbrance of any kind. When the Notes have been issued, executed and delivered to and paid for by the Purchaser in accordance with the terms of this Agreement, the Notes will constitute legal, valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity. The certificates to be issued by the Issuer to the Purchaser upon the Closing pursuant to Section 2.2 will represent the legal ownership of the Notes and be valid and free of any pledges, lien, security interest, charge, claim, equity or encumbrance of any kind. Without prejudice to the generality of the foregoing, the Deposit Agreement (as defined below) shall be a legal, valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

4.6	Absence of Defaults and Conflicts. The issuance, sale and delivery of the Notes, the compliance by the Issuer with all of the provisions of this Agreement, the Deposit Agreement and the Agency Agreement (together with this Agreement, the “Transaction Agreements”), and the consummation by the Issuer of the transactions herein and therein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Issuer or any of its consolidated subsidiaries is a party or by which the Issuer or any of its consolidated subsidiaries is bound or to which any of the property or assets of the Issuer or any of its consolidated subsidiaries is subject, nor will such action give rise to any preemptive or similar rights on behalf of any person, or result in any violation of the provisions of the articles of incorporation of the Issuer or any statute or any order, rule, regulation, judgment or decree of any court or governmental agency or body having jurisdiction over the Issuer or any of its properties (“Governmental Agency”); and no consent, approval, authorization, order, registration, clearance or qualification (“Government Authorization”) of or with any Korean Governmental Agency or other person is required to be obtained or filed by the Issuer: (i) for the issuance, sale and delivery of the Notes pursuant to this Agreement; (ii) for the execution and delivery by the Issuer of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements; (iii) to effect payments of principal and premium, interest and liquidated damages, if any, on the Notes and (iv) to comply with all of the provisions of the Transaction Agreements, except for (x) the report to the Ministry of Strategy and Finance of Korea (the “MOSF”) through the designated foreign exchange bank of the Issuer on the issuance by the Issuer of the Notes, which has been filed with and accepted by the MOSF and (y) the submission of documents evidencing the basis of payment to a foreign exchange bank under the Foreign Exchange Transaction Law of Korea (“FETL”) which will be required at the time of each payment by the Issuer under the Transaction Agreements and the Notes.

4.7	Financial Statements. Each of (i) the audited consolidated financial statements of the Issuer for the fiscal year ended on December 31, 2007 including all notes thereto, certified by the Issuer’s independent certified public accountants, whose opinion thereon is included therewith; and (ii) the unaudited but reviewed non-consolidated financial statements of the Issuer for the quarterly period ended on September 30, 2008 (the financial statements described in clauses (i) and (ii) of this Section 4.7 collectively, the “Financial Statements”), and the related notes thereto present fairly in all material respects the financial position of the Issuer and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified, in each case on a consolidated or non-consolidated basis (as the case may be); and said Financial Statements have been prepared in conformity with generally accepted accounting principles and practices applied on a consistent basis (except as otherwise noted therein) in Korea.

4.8	No Material Adverse Change in the Business. As of the Closing Date and since September 30, 2008 (the “Balance Sheet Date”), there has been no material adverse change in the business, properties, financial condition, or results of operations of the Issuer and its consolidated subsidiaries taken as a whole, whether or not arising in the ordinary course of business (a “Material Adverse Effect”) other than as set forth in Section 4.8 of the Disclosure Schedule.

4.9	Possession of Licenses and Permits. The Issuer and its consolidated subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Korean or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to possess such Governmental License would not have a Material Adverse Effect; the Issuer and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect.

4.10	Absence of Proceedings. Other than as set forth or contemplated in the Section 4.10 of the Disclosure Schedule, there is no action, suit, proceedings, inquiry or investigation before or brought by any Governmental Agency, now pending, or, to the knowledge of the Issuer, threatened, against or affecting the Issuer or any of its consolidated subsidiaries which individually or in the aggregate might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the completion of the Merger, or the consummation of the transactions contemplated by the Transaction Agreements or the Notes or the performance by the Issuer of any of its obligations thereunder.

4.11	Title to the Underlying Shares. At the Closing Date, the Issuer will have valid, marketable and unencumbered title to 8,453,222 shares of the Issuer’s common stock, free and clear from any pledges, lien, security interest, charge, claim, equity or encumbrance of any kind, which the holders of the Notes will be entitled to exchange an aggregate of their Notes into.

4.12	Senior Unsecured Obligations. The obligations of the Issuer under the Notes shall at all times be general senior unsecured obligations of the Issuer, ranking pari passu in right of payment with all other existing and future unsecured and unsubordinated indebtedness of the Issuer outstanding from time to time (other than obligations preferred by statute or operation of law).

4.13	Undisclosed Liabilities. There are (i) no liabilities of the Issuer or any of its consolidated subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and (ii) no existing situations or set of circumstances that would reasonably be expected to result in such a liability, other than (x) liabilities set forth in the Financial Statements and the related notes thereto or the Section 4.13 of the Disclosure Schedule, or (y) other undisclosed liabilities which would not singly or in the aggregate result in a Material Adverse Effect.

4.14	Transfer Restriction of the Exchange Shares and ADSs. As of the issuance of the Notes, there is no prohibition on transfer or delivery of the Exchange Shares (as defined below) or the ADSs (as defined below) deliverable upon exchange of the Notes under any applicable Korean law except that the transfer or delivery resulting in (i) the total foreign shareholding percentage in the Issuer exceeding the Foreign Shareholding Limitation (as defined in Condition 3(b)) or (ii) the relevant holder’s total ownership in the Issuer exceeding 5% of the total issued and outstanding shares of the Issuer (if such holder is a non Korean resident who is the single largest shareholder of the Issuer) is restricted.

4.15	Events of Default. No event has occurred and is continuing in relation to the Issuer which would (had the Notes been issued) constitute an Event of Default (as defined in Condition 9) under the Conditions or which, with the lapse of time and/or the issue of a certificate and/or the giving of notice, would (after the issue of the Notes) constitute an Event of Default.

5.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Issuer as set forth below as of the date hereof and the Closing Date (except to the extent any such representation and warranty is made only as of a specified date, in which case, as of such date).

5.1	Corporate Organization of the Purchaser. The Purchaser has been duly incorporated and is validly existing as a corporation under the laws of Japan, with power and authority (corporate and other) to own or lease its properties and conduct its business as heretofore conducted, and presently conducted, and to enter into and perform its obligations under this Agreement.

5.2	Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Purchaser. This Agreement is a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

5.3	Absence of Defaults and Conflicts. The subscription for and purchase of the Notes, the compliance by the Purchaser with all of the provisions of this Agreement, and the consummation by the Purchaser of the transactions herein contemplated, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Purchaser or any of its consolidated subsidiaries is a party or by which the Purchaser or any of its consolidated subsidiaries is bound or to which any of the property or assets of the Purchaser or any of its consolidated subsidiaries is subject, nor will such action result in any violation of the provisions of the articles of incorporation of the Purchaser or any statute or any order, rule, regulation, judgment or decree of any Governmental Agency having jurisdiction over the Purchaser or any of its properties; and no Government Authorization of or with any Korean or Japanese Governmental Agency or other person is required to be obtained or filed by the Purchaser: (i) for the subscription for and purchase of the Notes pursuant to this Agreement; (ii) for the execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement; (iii) to receive payments of principal and premium, interest and liquidated damages, if any, on the Notes; and (iv) to comply with all of the provisions of this Agreement, except for (x) a report to a designated foreign exchange bank in connection with the transfer of the KTF Shares under the Foreign Investment Promotion Act and (y) a report to the Korea Exchange and the Financial Services Commission in connection with its change of holding status of the KTF Shares.

6.	UNDERTAKING OF THE PURCHASER

6.1	The Purchaser hereby acknowledges that, pursuant to the Securities and Exchange Act of Korea and the regulations thereunder (as amended or succeeded from time to time), including the Financial Services Commission’s Regulations on Securities Issuance and Public Disclosure, the Notes may not be sold, transferred or assigned to any resident of Korea (as defined in the FETL) within one (1) year after the issuance date of the Notes. Accordingly, the Purchaser hereby agrees and undertakes not to sell, transfer or assign the Notes to any Korean resident within one (1) year after the issuance date thereof.

6.2	The Purchaser confirms that it is not a resident of Korea (as defined under the FETL). In the event the Notes are sold, transferred or assigned to any Korean resident by the Purchaser within one (1) year after the issuance date thereof, the Purchaser shall indemnify and hold harmless the Issuer against any losses, damages or liabilities that may arise from or in connection with such violation.

6.3	In the event the Purchaser sells, assigns or otherwise transfers the Notes to any third party within one (1) year of the issuance date of the Notes, it shall procure that the relevant third party purchaser will execute and deliver to it and the Issuer a letter in substantially the form set out at the fourth Schedule of this Agreement prior to such transfer.

7.	EXPENSES

Each Party shall bear its own costs and expenses incurred in connection with this Agreement, including, without limitation, the fees and expenses of its respective accountants and legal counsel, regardless of whether the transactions contemplated hereby shall be consummated.

8.	SURVIVAL; INDEMNIFICATION

8.1.	Survival of Representations, Warranties, Etc. All express representations and warranties contained in this Agreement or made in writing by or on behalf of each party in connection with the transactions contemplated by this Agreement shall survive the Closing for eighteen (18) months after the Closing Date.

8.2.	Indemnification by the Issuer. The Issuer agrees to indemnify and hold harmless the Purchaser, its agents and affiliates, or their respective officers, directors or employees (each a “Purchaser Relevant Party”) from and against any and all damages, claims, losses, costs, liabilities and expenses, including without limitation, interests, penalties, court costs and reasonable and necessary attorneys fees (“Indemnified Losses”), arising out of or resulting from any misrepresentations, breach of warranties or covenants, or non-fulfillment of any obligations on the part of the Issuer contained in this Agreement (“Issuer Indemnified Events”). The Purchaser Relevant Party making a claim for indemnification under this Section 8.2 shall notify the Issuer of the claim in writing promptly after becoming aware of any Issuer Indemnified Event, describing the Issuer Indemnified Event, the amount of any Indemnified Losses and the basis thereof; provided that the failure to so notify the Issuer shall not relieve the Issuer of its obligations under this Section 8.2 except to the extent that such failure shall have caused the Indemnified Losses to be greater than such Indemnified Losses would have been had the Purchaser Relevant Party given the Issuer prompt notice hereunder.

8.3	Indemnification by the Purchaser. The Purchaser agrees to indemnify and hold harmless the Issuer, its agents and affiliates, or their respective officers, directors or employees (each a “Issuer Relevant Party”) from and against any and all Indemnified Losses, arising out of or resulting from any misrepresentations, breach of covenants set forth in Section 12(5) and Section 12(11), or non-fulfillment of the obligation to purchase and pay for the Notes in accordance with the terms of this Agreement (“Purchaser Indemnified Events”). The Issuer Relevant Party making a claim for indemnification under this Section 8.3 shall notify the Purchaser of the claim in writing promptly after becoming aware of any Purchaser Indemnified Event, describing the Purchaser Indemnified Event, the amount of any Indemnified Losses and the basis thereof; provided that the failure to so notify the Purchaser shall not relieve the Purchaser of its obligations under this Section 8.3 except to the extent that such failure shall have caused the Indemnified Losses to be greater than such Indemnified Losses would have been had the Issuer Relevant Party given the Purchaser prompt notice hereunder.

9.	TERMINATION

9.1	Termination Prior to Closing. At any time on or prior to the Closing, the Issuer or the Purchaser may immediately terminate this Agreement by giving written notice of termination to the other party, if:

(a)	the Closing has not occurred on or prior to December 31, 2009, unless the failure of such occurrence is due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement;

(b)	the other party has committed a material breach of any agreement, covenant, or other terms of this Agreement, and fails to cure such breach within ten (10) Business Days of the receipt of written notice from the non-breaching party requesting cure of the breach;

(c)	any of the representations and warranties of the other party are proven to be false, misleading, or fraudulent in any material respect;

(d)	a government approval necessary for the transactions contemplated hereby is ultimately denied or rejected, or if as a result of a change in any law, the consummation of the transactions contemplated hereby impractical or illegal;

(e)	the Issuer, any creditor of the Issuer, or any third party files for composition, corporate rehabilitation or bankruptcy of the Issuer, or the Issuer has become insolvent and is unable to pay any debts as they become due or has explicitly or implicitly suspended payment of any debts as they became due, or the Issuer has its clearinghouse privileges denied;

(f)	any material or significant part of the Issuer’s undertaking, property, or assets is attached, expropriated, or totally or partially confiscated by any action of any governmental authority; or

(g)	if the other party agrees in writing to the termination.

9.2	Effect of Termination. In the event of the termination of this Agreement under any provision of Section 9.1, this Agreement shall forthwith become null and void, except for Sections 7, 8, 10, 11 and 12 and Section 9.2; provided, however, the termination of this Agreement shall not relieve any party of any liability for breach of this Agreement prior to the date of termination.

10.	NOTICES

Notwithstanding Condition 13, all notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement and the Conditions shall be in writing, in English and shall be hand delivered, sent by reputable overnight courier service, or transmitted by fax, addressed as follows:

(i)	If to the Purchaser:

NTT DoCoMo, Inc.

Sanno Park Tower, 41st Floor

2-11-1, Nagata-cho, Chiyoda-ku

Tokyo 100-6150, Japan

Attention: Executive Director

                 Strategic Investment & Alliance

                 Global Business Division

Tel: +81-3-5156-1175

Fax: +81-3-5156-0204

(ii)	If to the Issuer:

KT Corporation

206 Jungja-dong, Bundang-gu, Sungnam City

Kyunggi Province 463-711, Korea

Attention: Corporate Financing Manager

                 CF Management Department

                 Financial Management Office

Tel: +82-31-727-0939

Fax: +82-31-727-0919

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand delivered, sent, mailed or faxed in the manner described above shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or (with respect to a fax) the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

11.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea. The Seoul Central District Court of the Republic of Korea shall have non-exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement.

12.	MISCELLANEOUS

(1)	Time is of Essence. Time shall be of the essence of this Agreement.

(2)	Headings. The heading to each Section is included for convenience only and shall not affect the construction of this Agreement.

(3)	Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(4)	Language. This Agreement is written in the English language. The English language of this Agreement shall prevail over any translation thereof.

(5)	Publicity. No public release or announcement concerning this Agreement or related agreements or the transactions contemplated herein or therein shall be issued without advance written approval as to the form and substance thereof by the parties; provided however that such restrictions shall not apply to any disclosure required by regulatory authorities, applicable law or the rules of any securities exchange which may be applicable, provided that such public release or announcement shall, so far as is practicable, be made after consultation with the other party and after taking into account its reasonable requirements as to its timing, content and manner of making or dispatch.

(6)	Entire Agreement. This Agreement and the Investment Agreement dated January 20, 2009 between the Issuer and the Purchaser supersede all previous representations, understandings, or agreements, oral or written, between the parties hereto with respect to the subject matter hereof, and the agreements and documents contemplated hereby and thereby contain the entire understanding of the parties as to the terms and conditions of their relationship.

(7)	Amendment. This Agreement may be amended, modified or supplemented in whole or in part at any time only by an agreement in writing between the parties to this Agreement.

(8)	No Waiver. No failure on the part of any party to exercise, and no delay in exercising any right shall operate as waiver of such right, nor shall any single or partial exercise by any party of any right preclude any other or future exercise of such right or the exercise of any other right.

(9)	Severability. If any provision of this Agreement is held to be invalid or unenforceable, all other provisions shall nevertheless continue in full force and effect.

(10)	No Assignment. This Agreement and each and every covenant, term and condition hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, devisees and successors, but neither this Agreement nor any rights or obligations hereunder shall be assignable directly or indirectly by any party without the prior written consent of the other party.

(11)	Confidentiality. Each party hereto agrees to keep the terms and conditions of this Agreement confidential and shall not disclose them to any third party, except to its directors, employees or advisors to whom disclosure is necessary for the purpose of this Agreement, provided that each party shall impose the above obligations of confidentiality on such directors, employee or advisers. In addition, the Purchaser may disclose the terms and conditions of this Agreement to Nippon Telegraph and Telephone Corporation (“NTT Corporation”), its parent company, provided that the Purchase shall cause NTT Corporation to abide by the confidentiality obligations in this Section 12(11).

(12)	Definitions. Unless otherwise defined herein, capitalized terms shall have the same meaning ascribed thereto in the Conditions.

[Signature Page Follows]

AS WITNESS the signatures of the duly authorized representatives of the parties hereto the day and year first before written.

KT Corporation

By:	/s/ Suh, Jeong-Soo
Name:	Suh, Jeong-Soo
Title:	Senior Executive Vice President Group Strategy CFT

NTT DoCoMo, Inc.

By:	/s/ Masatoshi Suzuki
Name:	Masatoshi Suzuki
Title:	Senior Executive Vice President

THE FIRST SCHEDULE

Disclosure Schedule

Section 4.8

(1)	Arrest of ex-CEO of KT

•	Date of Arrest: November 21, 2008

•	Charge of Arrest: Misappropriation (criminal case is now pending)

•	Summary of Indicted Facts: From 2004 to April 2008, upon unjust requests relating to management and personnel matters, the above person received money and other articles equivalent to KRW 300 million from 3 presidents of affiliate and partner company.

(2)	Arrest of CEO of KTF, a Consolidated Affiliate

•	Date of Arrest: September 22, 2008

•	Charge of Arrest: Misappropriation (Case is now pending)

•	Summary of Indicted Facts: Upon unjust request of president of partner company, the above person and the relatives received total amount of KRW 2.4 billion, and bestowed money and other articles equivalent to approximately KRW 100 million to the president of parent company after the unjust request relating to management and personnel matters.

Section 4.10

(1)	Civil Litigation

(Unit: KRW 100 million)

Case No.	Plaintiff	Defendant	KT Legal Risk Amount	Reason for Claim
Seoul Central District Court 2008 Gahap 44363 Declaration of Non-Existence of Liability	KT	SKT LGT	467	In relation to price for use of ML080 ho, Defendants made an additional claim to KT, asserting that price for network use has been underpaid because KT applied “quantity discount” when KT changed the existing standard price of telecommunication companies to the standard price of KT terms and conditions since April 1998; thus, KT instituted litigation on declaration of non-existence of liability.

Seoul Central District Court 2008 Gahap 44639 Compensation for	KT	SKT	443	Despite the agreement on mutual interconnection between SKT and KT, SKT delayed MSC direct interconnection relating to LM phone traffic of KT, resulting in overpayment of interconnection fee by KT, and thus KT claimed compensation for damage thereof.
Damage (Existing)

(2)	Administrative Litigation

(Unit: KRW 100 million)

Case No.	Plaintiff	Defendant	Legal Risk Amount	Case
Supreme Court 2007 Du 19416 Cancellation of Corrective Actions, etc.	KT	Fair Trade Commission	1130	Litigation to cancel penalties. imposed by the Fair Trade Commission for unjust price collusion of KT and Hanaro to prepare for local call number portability

Supreme Court 2008 Du 21614 Cancellation of Imposition Measures of Income Tax	KT	Seongnam District Tax Office	125	Cancellation of imposition measures of income tax, etc. in relation to capital gains of Dong-Man Cho from the sale of Hansol M.com

Suwon District Court 2007 Guhap 10847 Cancellation of Imposition Measures of Income Tax	KT	Seongnam District Tax Office	263	Cancellation of imposition measures of withholding tax in relation to Hansol M.com shares acquired from AIG Fund.

THE SECOND SCHEDULE

Form of Note

Identifying Number: [—]

Denomination: U.S.$ [—]

Name of the Holder:

KT Corporation

(a corporation incorporated under the laws of the Republic of Korea (“Korea”))

U.S.$253,261,000 Exchangeable Notes due 2014

This Note is issued in respect of an issue of U.S.$253,261,000 in aggregate principal amount of Exchangeable Notes due 2014 (the “Notes”) by KT Corporation (the “Issuer”).

This Note may not be offered, sold or delivered in Korea or to any resident thereof or to any other person for offer, resale or redelivery directly in the Korea or to any resident thereof for a period of one year commencing on [Issue date], and this Note may not be directly or indirectly offered, sold or delivered in Korea or to any resident of Korea, or to others for re-offering or re-sale directly or indirectly in Korea or to any resident of Korea (as defined under the Foreign Exchange Transaction Law of Korea and its subordinate regulations), except as otherwise permitted by applicable Korean laws and regulation.

A holder of the Notes may transfer its Notes if and only if such holder transfers all (but not less than all) of the Notes held by such holder to only one person.

The Issuer for value received hereby promises, all subject to and in accordance with the terms and conditions (the “Conditions”) attached hereto as Annex I to pay to the registered holder upon surrender hereof on [maturity date] or on such earlier date as the same may become payable in accordance with the Conditions the redemption amount, subject to the terms hereof.

This Note shall be governed by, and shall be construed in accordance with, the laws of Korea, provided that any matter relating to the meetings of the Noteholders shall be governed by the laws of England.

The Seoul Central District Court shall have non-exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Note.

IN WITNESS whereof the Issuer has caused this Note to be executed by the representative director of the Issuer.

KT Corporation

By:
Name:
Title:	Representative Director

ISSUED as of [*]

Annex I

TERMS AND CONDITIONS

[As set out in the Third Schedule]

THE THIRD SCHEDULE

Terms and Conditions of the Notes

The issue of the US$253,261,000 Exchangeable Notes due 2014 (the “Notes”) by KT Corporation (the “Issuer”) was authorized by a resolution of the board of directors of the Issuer (“Board of Directors”) on January 20, 2009. The Notes are being issued pursuant to the purchase agreement (the “Purchase Agreement”) dated as of January 20, 2009 between the Issuer and NTT DoCoMo, Inc. The Issuer is also entering into an agency agreement dated as of January 20, 2009 (the “Agency Agreement”) with Korea Securities Depository as principal paying agent, principal exchange agent and the principal transfer agent (the “Principal Paying Agent”, “Principal Exchange Agent” and the “Principal Transfer Agent”, including, unless the context otherwise requires, its successors as such Principal Paying Agent, Principal Exchange Agent and the Principal Transfer Agent, and together with any paying agents, exchange agents and transfer agents appointed in accordance with the Agency Agreement, the “Paying Agent”, the “Exchange Agents” and the “Transfer Agents”, including, unless the context otherwise requires, its successors as such paying agent, exchange agent or transfer agent, or any other or further agents appointed in accordance with the Agency Agreement, as the case may be), Korea Securities Depository as registrar (the “Registrar”, including, unless the context otherwise requires, its successors as such registrar) and Korea Securities Depository as share transfer agent (the “Share Transfer Agent”, including, unless the context otherwise requires, its successors as such share transfer agent to act as share delivery agent and custodian for the Exchange Shares (as defined below) to be delivered upon exercise of the Exchange Rights) relating to the Notes. Copy of the Agency Agreement is available for inspection at the specified office of the Issuer during normal business hours.

The Noteholders are entitled to the benefit of the Notes and are bound by, and are deemed to have notice of, all the provisions of these Terms and Conditions of the Notes (the “Conditions”) and the Agency Agreement.

In the Conditions, “Noteholder” and (in relation to a Note) “holder” means the person in whose name a Note is registered on the Note Register (as defined below). “Certificate” means a certificate issued in respect of and representing the Notes in fully registered form.

1.	Form, Denomination and Title

(a)	Form and Denomination

The Notes are in fully registered form and in the denomination of U.S.$100 and integral multiples thereof. The Notes shall not be partitioned in any manner whatsoever into denominations of less than U.S.$100. A Certificate will be issued to each Noteholder in respect of its registered holding of Notes. Each Note will have an identifying number which will be recorded on the relevant Certificate and in the register of Noteholders (the “Note Register”) which the Issuer will procure to be kept by the Registrar appointed pursuant to the Agency Agreement.

(b)	Title

The Notes will be registered instruments, title to which will pass only by delivery and registration in the Note Register subject to Condition 1(c) below; provided that a holder of the Notes may transfer its Notes if and only if such holder transfers all (but not less than all) of the Notes held by such holder to only one person. The registered holder of any Note will (except as otherwise provided for by all applicable law) be treated as the owner of such Note for all purposes (whether or not such Note is overdue and regardless of any notice of ownership, trust or any interest or any writing on, or the theft or loss thereof), and no person shall be liable for so treating such holder.

(c)	Exchange and Transfer; Transfer Agent

At the option of the holder, the Notes will be exchangeable for Notes of any authorized denomination and of the same aggregate principal amount.

The holder may present its Certificates to exchange the Notes for Notes of any authorized denomination and of the same aggregate principal amount or for registration of transfer at the office of the Registrar or any Transfer Agent. No service charge will be made for any registration of transfer or such exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection with that registration. Transfers or such exchanges will become effective once the Registrar or the Transfer Agent is satisfied with the documents of title and identity of the person making the request. The Issuer has appointed Korea Securities Depository as the Registrar and the Transfer Agent. The Issuer shall use its best efforts to cause the Registrar to complete the registration of transfer of the Notes as soon as practicable when such registration is requested by the holder.

The Issuer may at any time designate additional Transfer Agents or rescind the designation of any Transfer Agent or approve a change in the office through which any Transfer Agent acts.

2.	Status

The Notes constitute direct, unconditional, unsecured, and unsubordinated obligations of the Issuer which rank pari passu among themselves, without any preference by reason of priority of date of issue or otherwise, and at least equally with all other outstanding unsecured and unsubordinated general obligations of the Issuer save for such as may be preferred by mandatory provisions of applicable law.

3.	Issuer’s Covenant and Certain Definitions

(a)	Limitation on Liens

The Issuer will not create, incur, issue or assume or guarantee any External Indebtedness secured by any mortgage, charge, pledge, encumbrance or other assets or other security interest (a “Lien”) on any Restricted Property without in any such case effectively providing that the Notes (together with, if the Issuer shall so determine, any other of the Issuer’s indebtedness then existing or thereafter created) shall be secured equally and ratably with or prior to such secured External Indebtedness unless, after giving effect thereto, the aggregate principal amount of all such secured External Indebtedness entered into after the issue date of the Notes (the “Issue Date”), would not exceed 10% of Consolidated Net Tangible Assets.

The foregoing restriction will not apply to External Indebtedness secured by:

(i)	any Lien existing on the Issue Date or on any Restricted Property prior to the acquisition thereof by the Issuer or arising after such acquisition pursuant to contractual commitments entered into prior to and not in contemplation of such acquisition;

(ii)	any Lien on any Restricted Property securing External Indebtedness incurred or assumed for the purpose of financing the purchase price thereof or the cost of construction, improvement or repair of all or any part thereof, provided that such Lien attaches to such Restricted Property concurrently with or within 12 months after the acquisition thereof or completion of construction, improvement or repair thereof;

(iii)	any Lien securing External Indebtedness owing to a Subsidiary; or

(iv)	any Lien arising out of the refinancing, extension, renewal or refunding of any External Indebtedness secured by any Lien permitted by any of the foregoing clauses or existing at the Issue Date, provided that such External Indebtedness is not increased and is not secured by any additional Restricted Property.

(b)	Certain Definitions

In these Conditions,

“ADSs” mean American depositary shares, each representing one-half of an Exchange Share (which ratio shall be changed in the event the ADS Ratio (as defined below) is changed), issued pursuant to the Deposit Agreement.

“Business Day” means a day on which commercial banks and foreign exchange markets settle payments in United States dollars in Tokyo, New York City and Seoul.

“Consolidated Net Tangible Assets” means, at any date, the total amount of assets of the Issuer and the Issuer’s consolidated Subsidiaries, including investments in unconsolidated Subsidiaries, after deducting therefrom (x) all current liabilities (excluding any current liabilities constituting Long-term Debt by reason of their being renewable or extendible), (y) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets and (z) all write-ups of fixed assets, net of accumulated depreciation thereon, after December 31, 2007, other than as permitted by laws of Korea applicable to the Issuer, all as set forth on the most recent balance sheet of the Issuer and the Issuer’s consolidated Subsidiaries and computed in accordance with Korean GAAP.

“Depositary” means Citibank, N.A. or any successor, as depositary bank(s) for the issuance of ADSs, appointed pursuant to the Deposit Agreement.

“Deposit Agreement” means the Deposit Agreement dated as of May 25, 1999 among the Issuer, Depositary, and all the holders and beneficial owners from time to time of the ADSs issued thereunder, as amended by the Amendment No.1 dated February 5, 2004.

“Exchange Shares” means shares of common stock of the Issuer, par value Won 5,000 per share (and all other (if any) shares of any class or classes of the Issuer resulting from any sub-division, consolidation or reclassification of such shares or into which such shares may thereafter be changed).

“External Indebtedness” means any obligation for the payment or repayment of money borrowed which is denominated in a currency other than the currency of Korea and which has a final maturity of one year or more from its date of incurrence or issuance.

“Foreign Shareholding Limitation” is the limitation under which a foreigner may own the shares of the Issuer under the applicable laws of Korea.

“GAAP” means, with respect to the Issuer, generally accepted accounting principles in Korea in effect from time to time.

“Korea” means the Republic of Korea.

“KRX” means the Korea Exchange.

“KTF” means KT Freetel Co., Ltd.

“Long-term Debt” means any note, bond, debenture or other similar evidence of indebtedness for money borrowed having a maturity of more than one year from the date such indebtedness was incurred or having a maturity of less than or equal to one year but by its terms being renewable or extendible, at the option of the borrower, beyond one year from the date such indebtedness was incurred.

“Material Subsidiary” means, for purposes of determining whether an Event of Default has occurred, any of the Issuer’s Subsidiaries whose consolidated net revenues or consolidated net assets as shown on its most recent audited consolidated financial statements represents 10% or more of the Issuer’s consolidated net revenues or consolidated net assets, as shown on the Issuer’s most recent audited consolidated financial statements.

“Maturity Date” means the day which falls on the fifth anniversary of the Issue Date.

“Merger” means the contemplated merger between the Issuer and KTF, whereby KTF will be merged into the Issuer.

“NYSE” means the New York Stock Exchange.

“Responsible Officer” means, when used with respect to the Issuer, the President or any Vice President of the Issuer.

“Restricted Property” means (x) any lines, exchanges, switching equipment, transmission equipment (including satellites), cables, microwave equipment and related facilities, whether at the Issue Date owned or thereafter acquired, used in connection with the provision of fixed-line or wireless telecommunications services, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, other than any such facility, or portion thereof, reasonably determined by the Board of Directors not to be of material importance to the total business conducted by the Issuer and the Issuer’s Subsidiaries as a whole, and (y) any share of common stock or participating preferred stock of a Restricted Subsidiary.

“Restricted Subsidiary” means any Subsidiary that owns Restricted Property.

“Seoul Banking Day” means any day other than a Saturday, Sunday or any other day on which banking institutions are authorized or required by law or regulation to close in Seoul, Korea.

“Subsidiary” of a company means, at any time, any company or other business entity of which the first company owns or controls (either directly or indirectly through one or more Subsidiaries) 50% or more of the issued share capital (or the equivalent) or other ownership interest having ordinary voting power to elect or remove directors, managers or trustees of such company or other business entity (other than capital stock or other ownership interest or any other class or classes that have voting power upon the occurrence of any contingency) or any company or other business entity which at any time has its accounts consolidated with those of the first company, or which under Korean law, regulations or GAAP, should have its accounts consolidated with those of the relevant company. For a company to “control” another means that the first company has (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) the power to elect and/or remove all or the majority of the members of the board of directors or other governing body of another or otherwise controls or has the power to control the affairs and policies of another.

“U.S.$” or “U.S. dollars” means the United States dollars, the lawful currency of the United States of America.

“Won” means the Korean Won, the lawful currency of the Republic of Korea.

4.	Interest

(a)	Period of Accrual of Interest

The Notes bear interest on its outstanding principal amount from and including the “Issue Date to but excluding the due date for redemption thereof. The interest rate of the Notes shall be (i) 3% per annum during the period from and including the Issue Date to but excluding the 2nd anniversary of the Issue Date, (ii) 2% per annum during the period from and including the 2nd anniversary of the Issue Date to but excluding the 3rd anniversary of the Issue Date, and (iii) 1% per annum during the period from and including the 3rd anniversary of the Issue Date to but excluding the Maturity Date (collectively, the “Rate of Interest”). Interest will cease to accrue on the Notes from such due date of the Notes unless, upon due presentation of the relevant Note, payment of principal is improperly withheld or refused. In such event, interest will accrue on such Notes (as well after as before any judgment) at the rate which is one percent (1%) per annum and the then applicable Rate of Interest from and including such due date to but excluding the date on which payment in full of the principal of such Note is actually made.

(b)	Interest Payment Dates and Interest Periods

Interest on the Notes will be payable semi-annually on each date (each an “Interest Payment Date”) which (save as mentioned below) is every semi anniversary of the Issue Date, beginning the day which falls on six months from the Issue Date. If any Interest Payment Date would otherwise fall on a day which is not a Business Day, it shall be postponed to the next day which is a Business Day. The period from and including the Issue Date to but excluding the first Interest Payment Date and each successive period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date is herein called an “Interest Period.”

(c)	Interest Amount

The amount of interest payable (each an “Interest Amount”) for the relevant Interest Period will be determined by applying the Rate of Interest to the principal amount of the Note, multiplying the product by the actual number of days in such Interest Period divided by 360 and rounding the resultant figure to the nearest cent (half a cent being rounded upwards).

5.	Redemption and Purchase

(a)	Final Redemption

Unless previously redeemed, exchanged, or purchased and cancelled in accordance with the Conditions, the Notes will be redeemed at their principal amount on the Maturity Date. If such day is not a Business Day, it shall be postponed to the next day which is a Business Day.

(b)	Redemption at the Option of the Issuer

(i)	At any time after the third anniversary of the Issue Date, if (i) the closing price of the Exchange Shares on the KRX for any period of at least 30 consecutive trading days ending on the trading day prior to the date on which notice of such redemption is provided is at least 130% of the Exchange Price in each case as adjusted through, and effective on each such trading date, and (ii) if the Noteholder fails to exercise its Exchange Right although there is room under the Foreign Shareholding Limitation of 0.5% or more, the Issuer may redeem up to the following amount of the Notes at 100% of their principal amount, plus any accrued and unpaid interest to the redemption date: an amount of the Notes which if and when exchanged into the Exchange Shares or ADSs, the resulting number of the Exchange Shares held by all foreign shareholders will comprise 49% of the total issued and outstanding number of the Exchange Shares.

(ii)	In order to redeem the Notes pursuant to Condition 5(b), the Issuer shall give not less than 30 days’ prior notice to the Noteholders. If the Issuer is redeeming the Notes in part only pursuant to Condition 5(b), redemption for any fraction of the Notes will not be made and the notice of redemption will state the principal amount of the Notes to be redeemed. Notice to holders regarding the early redemption will be provided as necessary as described under Condition 13.

(iii)	In the case of a partial redemption pursuant to Condition 5(b), such redemption shall be a partial redemption of the Notes in principal amount of U.S.$100 or multiples of U.S.$100.

(iv)	The issuer may not redeem the Notes pursuant to Condition 5(b) if the Issuer has failed to pay any interest on the Notes and such failure to pay is continuing.

(c)	Optional Tax Redemption by the Issuer

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice shall be irrevocable) at their principal amount, together with interest accrued but unpaid to the date fixed for redemption, if the Issuer becomes or will become required on the next succeeding due date for a payment with respect to the Notes to pay additional amount as provided or referred to in Condition 7 as a result of any change in, or amendment to or non-renewal of, or judicial decision relating to, the laws of Korea (or of any political subdivision or taxing authority thereof or therein) or any regulations or rulings promulgated thereunder or any treaty to which Korea is a party or any change in the official interpretation or official application of such laws, treaties, regulations, or rulings, which becomes effective on or after the Issue Date. Prior to such redemption, the Issuer shall deliver to any Paying Agent and the Noteholders (x) an Officer’s Certificate and (y) an Opinion of Counsel stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred.

Upon receipt of a redemption notice on account of such change or amendment, a Noteholder may elect, at its sole discretion, either (x) to have its Notes redeemed by the Issuer or (y) not to have its Notes redeemed by the Issuer in which case such holder will continue to receive interest but without the payment of any additional amounts as provided or referred to in Condition 7.

In this Condition 5(c),

“Officer’s Certificate” means a certificate signed by a Responsible Officer of the Issuer and delivered to the Noteholders; and

“Opinion of Counsel” means an opinion in writing signed by external legal counsel qualified to practice law in the jurisdiction of the law which applies to the matter at issue satisfactory to the Noteholders.

(d)	Redemption at the Option of the Holders

On or after the third anniversary of the Issue Date, any holder may, unless notice of redemption of all or any portion of the Notes (which Notes include the Notes which the relevant holder could otherwise have required the Issuer to redeem pursuant to this Condition) shall have been given by the Issuer pursuant to the provisions in Conditions 5(b) and 5(c) on or prior to the date of deposit of a demand of redemption under this paragraph by giving 75 days prior written notice to the Issuer (for the avoidance of doubt, the Redemption Notice by the holder to the Paying Agent pursuant to the Agency Agreement will constitute such notice to the Issuer under this Condition 5(d)), require the Issuer to redeem the Notes held by such holder, in whole but not in part, at the principal amount of such Notes, plus any unpaid interest accrued to the date of redemption; provided that no such demand of redemption will be valid unless completed in its entirety.

Any such demand of redemption will be irrevocable and will bind the Issuer, upon surrender by the holder of the Certificates in respect of the relevant Note or Notes at the specified office of the Paying Agent with which the demand of redemption was deposited, to redeem the Notes to which such demand relates.

(e)	Purchase

The Issuer may in accordance with all applicable laws and regulations, at any time purchase the Notes in the open market or otherwise at any price. Any Note that the Issuer purchases may, to the extent permitted by applicable laws and subject to any of the Issuer’s other contractual obligations, be held, re-issued or resold or may, at the Issuer’s option, be surrendered to the Registrar for cancellation. The Notes so purchased, while held by or on behalf of the Issuer or any of the Issuer’s Subsidiaries or affiliates, will not entitle the holder to exchange the Notes for the Exchange Shares or ADSs or to vote at any meeting of the Noteholders and shall not be deemed to be outstanding for the purposes of calculating the quorum at a meeting of the Noteholders or with respect to any matter requiring a vote of the holders.

(f)	Cancellation

All Notes redeemed, exchanged or purchased and surrendered to the Registrar for cancellation in accordance with Condition 5(e) shall be cancelled and may not be reissued or resold. In the event that any portion of a Note is due for redemption, the Issuer will issue, or cause to be issued, a new Note in principal amount equal to the unredeemed portion of the Note in the name of the holder of the Note upon cancellation of the original Note.

6.	Payments

(a)	Payments in respect of Notes

Payments of principal and interest in respect of each Note will be made against presentation and surrender (or in the case of partial payment, endorsement) of the Note by the registered holder thereof at the specified office of any Paying Agent.

(b)	Method of Payment

Payments will be made by credit or transfer to an account in U.S. dollars maintained by the payee.

(c)	Payments subject to Fiscal Laws

All payments in respect of the Notes are subject in all cases to any applicable fiscal or other laws and regulations, but without prejudice to the provisions of Condition 7. No commissions or expenses shall be charged to the Noteholders in respect of such payments.

(d)	Payments on Business Days

If the due date for payment of any amount in respect of any Note is not a Business Day, the holder shall not be entitled to payment of the amount due until the next following Business Day and shall not be entitled to any further interest or other payment in respect of any such delay.

(e)	Paying Agents

The name of the initial Principal Paying Agent and its initial specified office is set out at the end of these Conditions. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents. Notice of any such termination or appointment and of any change in the specified office of a Paying Agent will be given promptly by the Issuer to the Noteholders in accordance with Condition 13.

7.	Payment of Additional Amounts

(a)	Grossing-up

All payments of principal and interest in respect of the Notes by the Issuer will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Korea or by or within any political subdivision thereof or any authority therein having power to tax (“Korean tax”), unless deduction or withholding of such Korean tax is required by law. In that event, the Issuer will pay such additional amounts in U.S. dollars as will result in the payment to holders of the amounts which would otherwise have been receivable in respect of principal and interest in the absence of such deduction or withholding, except that no such additional amount shall be payable in respect of any Note:

(i)	to or on behalf of a holder who is subject to such Korean tax in respect of such Note by reason of his or her being or having been connected with Korea (or any political subdivision thereof) otherwise than merely by holding such Note or receiving principal or interest in respect thereof; or

(ii)	to or on behalf of a holder who would not be liable for or subject to such deduction or withholding by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority if, after having been requested to make such a declaration or claim, such holder fails to do so; or

(iii)	to or on behalf of a holder who presents a Note (where presentation is required) more than 30 days after the relevant date except to the extent that the holder thereof would have been entitled to such additional payment on presenting the same for payment on the last day of such 30-day period; for this purpose the “Relevant Date” in relation to any payments of interest on, or principal of, any Note means:

(x)	the due date for payment thereof; or

(y)	if the full amount of the monies payable on such date has not been received by the Noteholder on or prior to such due date, the date on which, the full amount of such monies having been so received, notice to that effect is duly given to holders of the Notes in accordance with Condition 13; or

(iv)	any combination of (i), (ii), or (iii) above.

The obligation to pay taxes, duties, assessments and governmental charges shall not apply to (x) any estate, inheritance, gift, sales, transfer, securities transaction tax, personal property or any similar tax, assessment or other governmental charge or (y) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal or interest in respect of the Notes.

(b)	Interpretation

In the Conditions, any references to “principal” or “interest” in respect of the Notes shall be deemed also to include any additional amounts in respect of the principal or interest which may be payable under this Condition 7.

8.	Exchange

(a)	Exchange Right and Exchange Period

Subject as hereinafter provided, each Noteholder has the right to exchange all or any portion of its Notes (being U.S.$100 or integral multiples thereof in principal) at any time during the Exchange Period (as defined below) for the relevant Exchange Shares or ADSs.

The right of a Noteholder to exchange a Note for the relevant Exchange Shares or ADSs is herein referred to as the “Exchange Right”. Subject to and upon compliance with these Conditions, the Exchange Right attaching to any Note may be exercised by the Noteholder at any time on or after the date when an entry of the Merger is made in the commercial registry of the Issuer and up to the close of business (at the place of the specified office of the Exchange Agent where the Certificate representing such Note with an Exchange Notice (as defined below) is deposited for exchange) on the Maturity Date or if such Note shall have been called for redemption prior to the Maturity Date, the date fixed for redemption thereof. The period during which Noteholders shall be entitled to exercise Exchange Rights pursuant to these Conditions is referred to as the “Exchange Period”.

(b)	Exchange Price

The price at which Exchange Shares will be delivered upon exchange (the “Exchange Price”) will initially be Won 40,743 per Exchange Share, but will be subject to adjustment in the manner provided in Condition 8(g).

If an exchanging Noteholder elects to receive the Exchange Shares upon exercise of an Exchange Right, the number of relevant Exchange Shares to be delivered will be determined by dividing the aggregate principal amount of the Notes to be exchanged by such Noteholder (translated into Won at the fixed rate of Won 1,359.90 = US$1.00 (the “Fixed Exchange Rate”)), by the Exchange Price in effect on the Deposit Date (as defined below) and, subject to the provisions of Condition 8(g), rounding the resulting number down to the nearest whole number of the relevant Exchange Shares.

If an exchanging Noteholder elects to receive the ADSs upon exercise of the Exchange Right, the Issuer shall, on behalf of such Noteholder, as soon as practicable, deliver to and deposit with the Depositary or its custodian, in accordance with the applicable terms and conditions of the Deposit Agreement, such number of Exchange Shares such Noteholder would have received upon exchange had such Noteholder not elected to receive ADSs. Such Exchange Shares shall be registered in the name of the Depositary or its nominee. Subject to compliance with the terms of the Deposit Agreement, including payment of the fees and expenses of the Depositary by such Noteholder, the Issuer shall procure that the Depositary will issue such number of ADSs representing the deposited Exchange Shares to such Noteholder based on the ADS Ratio then in effect. The initial “ADS Ratio” shall be one-half of one Exchange Share to one ADS but, in the event the number of the Exchange Shares represented by an ADS is changed at any time after the date of the Purchase Agreement, the ADS Ratio shall be correspondingly adjusted such that it is equal to the number of ADSs then representing one Exchange Share.

(c)	Fractions Arising on Exchange

If any Note(s) shall be deposited for exchange at any one time by the same Noteholder and the ADSs or Exchange Shares, as the case may be, to be delivered on such exchange are to be delivered to the same Person, the number of ADSs or Exchange Shares, as the case may be, to be delivered upon exchange thereof will be calculated on the basis of the aggregate principal amount of the Notes to be exchanged. No fraction of an Exchange Share which is not divisible shall be delivered on exercise of the Exchange Right. Fractions of ADSs will not be issued on exchange (fractions being rounded down to the nearest whole number of ADSs). Fractions of Exchange Shares will not be delivered on exchange and will not be deposited with the Depositary (fractions being rounded down to the nearest whole number of Exchange Shares). The Issuer will make a cash payment in respect of fractional shares to which a holder of Notes would otherwise be entitled upon exchange of such Notes. The amount of cash the Issuer will deliver to such holder will be the product of (x) the number of fractional Exchange Shares to which such holder of Notes would otherwise be entitled upon exchange of such Notes, multiplied by (y) the arithmetic average of the Volume-weighted Average Prices (defined herein below) of Exchange Shares for each of the five consecutive trading days beginning on the trading day immediately following the day the Exchange Notice and any amount required to be paid by the Noteholder pursuant to Condition 8(f)(iii) are deposited with the Exchange Agent (the “Fractional Calculation Period”), provided that if such prices are not available on all the days during the Fractional Calculation Period then the arithmetic average of the Volume-weighted Average Prices of Exchange Shares which are available in the Fractional Calculation Period shall be used (subject to a minimum of two such prices being available in the Fractional Calculation Period); provided, further, that if only one or no such price is available in the Fractional Calculation Period the arithmetic average of the Volume-weighted Average Prices of Exchange Shares shall be deemed to be the average quotations for such shares as Independently Determined (defined herein below), as converted into U.S. dollars at the Applicable Rate (defined herein below). If the amount of cash payable by the Issuer to any holder of Notes is less than U.S.$15, then the Issuer will not be required to make such cash payment to such holder.

(d)	Cash Settlement

Notwithstanding the Exchange Right of each Noteholder in respect of each Note, at any time when the transfer or delivery of Exchange Shares or the ADSs deliverable upon exchange of the Notes is required to satisfy the Exchange Right in respect of an Exchange Notice, if and for so long as such transfer or delivery would be prohibited under any applicable Korean law for the time being in effect (a “Cash Settlement Triggering Event”), the Issuer will be required to provide a notice of such exchange failure (“Exchange Failure Notice”) to the relevant Noteholder and the Exchange Agent in the manner described in Condition 13 during the Seoul Banking Day immediately following the day on which the relevant Exchange Notice is deposited with the Exchange Agent. The Exchange Failure Notice must specify: (x) the number of Exchange Shares which the Issuer will deliver as a proportion of the total number of Exchange Shares deliverable upon exchange in full satisfaction of the Exchange Right in respect of a Note; and (y) the number of Exchange Shares in respect of which the Issuer will make a cash payment in the manner described in this Condition as a proportion of such total number, each upon the election and instruction of the Noteholder. In response to the Exchange Failure Notice, the Noteholder shall provide to the Issuer a notice of election and instruction of either cash settlement or Exchange Notice withdrawal (“Election Notice”) as soon as practicable but no later than the second Seoul Banking Day after the receipt of the Exchange Failure Notice.

In the event that the Noteholder provides the Election Notice electing the cash settlement, the Issuer shall pay to the relevant Noteholder an amount of cash in U.S. dollars equal to the Cash Settlement Amount (as defined below) in order to satisfy such Exchange Right in full or in part (in which case the other part of the Exchange Right shall be satisfied by the delivery of the relevant Exchange Shares or ADSs), and deliver such cash as soon as practicable but no later than five Business Days after the expiry of the Share Calculation Period (as defined below). If a Noteholder gives any Exchange Agent wire transfer instructions in the Exchange Notice, the Cash Settlement Amount shall be paid to the relevant holder in accordance with those instructions. If no such instructions are given to any Exchange Agent, the Cash Settlement Amount will be made by check mailed to the relevant Noteholder.

In the event that the Noteholder provides the Election Notice electing withdrawal of the Exchange Notice, the Noteholder may re-exercise the Exchange Right with respect to such withdrawn Notes at a later time pursuant to the Conditions, as if no Exchange Notice were given with respect to the Notes.

In addition to the Cash Settlement Amount, the Issuer will make a cash payment in respect of the fractional shares to which a holder of Notes would be entitled upon exchange of such notes, as described above in Condition 8(c).

For the purpose of this Condition 8,

“Applicable Rate” means the Federal Reserve Bank of New York noon buying rate for Won to U.S. dollars on the date one banking day immediately prior to the end of the Share Calculation Period or the Share Independent Determination Date, as the case may be.

“Cash Settlement Amount” means the Share Won Amount converted into U.S. dollars at the Applicable Rate.

“Cash Settlement Amount Determination Date” means the end of the Share Calculation Period or Share Independent Determination Date, as the case may be.

“Independently Determined” means determined in good faith by an independent investment bank of international repute, selected by the Issuer and approved in writing by the holders of a majority in aggregate principal amount of the Notes then outstanding, and acting as an expert and at the expense of the Issuer.

“Share Calculation Period” means the five consecutive trading days for the Exchange Shares beginning on the trading day for the Exchange Shares immediately following the date of the Election Notice.

“Share Independent Determination Date” means the day immediately following the end of the Share Calculation Period.

“Share Won Amount” means the product of (x) the number of (a) the Exchange Shares or (b) the Exchange Shares underlying the ADSs deliverable upon exercise of the Exchange Right in respect of a Note but not delivered by the Issuer, multiplied by (y) the arithmetic average of the Volume-weighted Average Prices of Exchange Shares for each day during the Share Calculation Period, provided that if such prices are not available on all the days during the Share Calculation Period then the arithmetic average of the Volume-weighted Average Prices of the Exchange Shares which are available in the Share Calculation Period shall be used (subject to a minimum of two such prices being available in the Share Calculation Period), provided further that if only one or no such price is available in the Share Calculation Period the arithmetic average of the Volume-weighted Average Prices of the Exchange Shares shall be deemed to be the average quotations for such shares as Independently Determined on the Share Independent Determination Date.

“Volume-weighted Averages Prices” mean the volume-weighted average prices of Exchange Shares quoted on Bloomberg under the “AQR” function.

(e)	Revival after Default

Notwithstanding Condition 8(a), if the Issuer shall default in making payment in full in respect of any Note called for redemption on the date fixed for redemption or payment thereof pursuant to Condition 5, the Exchange Right in respect of such Note will continue to be exercisable, and the Exchange Period in respect of such Note shall continue, up to and including the close of business (at the place of the specified office of the Exchange Agent where the Exchange Notice and the Certificate representing such Note are deposited in connection with the exercise of the Exchange Right) on the date prior to the later of (x) the date on which the full amount payable in respect of such Note has been duly received by the Principal Paying Agent and (y) the date on which the notice of such receipt has been given to the Noteholders; provided, however, that such extension of the Exchange Period upon such default is not deemed to be a cure or waiver on the part of the Noteholders of such default. Notwithstanding the provisions of Conditions 8(a) and 8(f), any Notes in respect of which a Certificate and Exchange Notice were deposited for exchange prior to such date shall be exchanged in respect thereof notwithstanding that the notice referred to above may have been duly given before the Deposit Date or that the Exchange Period may have expired before the Deposit Date.

(f)	Procedure for Exchange

(i)	Exchange Notices:

To exercise the Exchange Right attaching to any Note, the Noteholder must complete, execute and deposit at such Noteholder’s expense during normal business hours on any Business Day during the Exchange Period at the specified office of any Exchange Agent, a notice of exchange (an “Exchange Notice”) (in duplicate) in the form (for the time being current) obtainable from the specified office of any Exchange Agent, together with the relevant Certificate (and any certificates and other documents as may be required by applicable law) and any amount required to be paid by the Noteholder pursuant to clause (iii) of this Condition (f). The Exchange Notice shall, among other things, state whether the exchanging Noteholder wishes to receive the Exchange Shares or the ADSs in exchange of its Notes.

On or prior to delivering an Exchange Notice, a Noteholder exercising its Exchange Right must obtain an investment registration card issued by the Financial Supervisory Service of Korea (the “FSS”) by registering its identity with the FSS in accordance with applicable Korean laws and regulations, including the regulations of the Financial Services Commission of Korea unless it has previously obtained an investment registration card. However, the registration requirement does not apply to foreign investors who acquire Exchange Shares with the intention of selling such Exchange Shares within three months from the date of acquisition of the Exchange Shares.

On or prior to delivering an Exchange Notice, a Noteholder exercising its Exchange Right or the person named in the relevant Exchange Notice to receive the delivery of Exchange Shares must appoint an eligible custodian in Korea with which the Exchange Shares will be kept in custody; provided, however, that a Noteholder may have the Exchange Shares released from such custody when it is necessary to exercise its rights to the Exchange Shares or to inspect and confirm the presence of the certificate(s) of the Exchange Shares.

No Exchange Shares will be delivered to a Noteholder unless such Noteholder satisfies the foregoing conditions.

Subject to, and without prejudice to, the provisions in Condition 8(d), an Exchange Notice and Certificate (if applicable), once given, shall be irrevocable and may not be withdrawn without the consent in writing of the Issuer. The Issuer, or the Exchange Agent on its behalf, may reject any incomplete or incorrect Exchange Notice. All costs and expenses incurred or caused by an incomplete or incorrect Exchange Notice shall be for the account of the relevant Noteholder. The Exchange Agent shall to the extent possible promptly notify such Noteholder of any such incompleteness or incorrectness.

(ii)	Deposit Date:

The day (at the place of the specified office of the Exchange Agent) on which an Exchange Notice and any amounts required to be paid under clause (iii) of this Condition (f) has been deposited with an Exchange Agent in full compliance with the foregoing procedures is referred to herein as a “Deposit Date.”

(iii)	Stamp and Other Duties and Payments:

A Noteholder exercising its Exchange Right must pay to the Exchange Agent all stamp, issue, registration or similar taxes or duties or transfer costs (if any) arising solely in connection with the exchange of a Note in the country of the Exchange Agent with which the Exchange Notice and Certificate is deposited, or payable in any jurisdiction (other than Korea) upon the delivery of Exchange Shares or ADSs. The Issuer will pay all other stamp, issue, registration or similar taxes or duties or transfer costs (including, without limitation, Korean securities transaction tax, if any) payable in Korea, arising solely in connection with the exchange of the Notes and upon the delivery of Exchange Shares or ADSs deliverable upon the exchange. If the Issuer fails to pay any such expenses, the relevant Noteholder may (but is not obligated to) tender and pay such expenses. The Issuer shall reimburse each Noteholder in respect of the payment of such expenses together with interest at the rate of 2% per annum accrued thereon and any penalties paid in respect thereof. Certificates representing Exchange Shares or ADSs will not be issued or delivered unless all taxes and duties, if any, payable by the holder as described under this clause have been paid.

(iv)	Cash Payment Instructions:

Upon exercise of Exchange Rights, a Noteholder shall, in the relevant Exchange Notice, specify a U.S. dollar bank account maintained by the payee in Seoul, Korea to which any cash amount payable on or in respect of the exercise of Exchange Rights by that Noteholder shall be credited and the Issuer shall pay such sum to the relevant Noteholder (or the person designated in the relevant Exchange Notice) in accordance with any such directions.

(v)	Delivery of Exchange Shares or ADSs:

The Issuer will deliver, to the extent permitted by law, the Exchange Shares deliverable in connection with the Exchange of the relevant Notes, which shall be validly issued, fully paid and non-assessable, and (a) in the event that an exchanging Noteholder elects to receive ADSs, the Issuer shall use its best efforts to cause Korea Securities Depository (or its successor organization) to credit those shares to the deposit account of the Depositary or its nominee established with Korea Securities Depository (i) by the end of business hours of the Deposit Date, if the Exchange Notice is duly deposited with the Exchange Agent by 3 pm of that day (Korea time), or (ii) by the end of the following Business Day, if the Exchange Notice is duly deposited with the Exchange Agent after 3 pm of that day (Korea time) or (b) in the event that an exchanging Noteholder elects to receive Exchange Shares, (x) unless such holder elects to receive physical delivery of share certificates for the Exchange Shares deliverable upon exchange, the Issuer shall use its best efforts to cause Korea Securities Depository (or its successor organization) to credit such shares to the account of the custodian specified in the relevant Exchange Notice (i) by the end of business hours of the Deposit Date, if the Exchange Notice is duly deposited with the Exchange Agent by 3 pm of that day      (Korea time), or (ii) by the end of the following Business Day, if the Exchange Notice is duly deposited with the Exchange Agent after 3 pm of that day (Korea time), (y) if such holder elects to receive physical delivery of share certificates for the Exchange Shares deliverable upon exchange, and if permitted by applicable Korean law (and to the extent that Korea Securities Depository can reasonably promptly prepare the required number of certificates), the Issuer shall deliver or cause to be delivered to the order of the person named for that purpose in the relevant Exchange Notice, at the specified office in Seoul for the time being of the Share Transfer Agent a certificate or certificates for the relevant Exchange Shares registered in the name of the holder or, to the extent permitted under Korean law and herein, any other person named for that purpose in the relevant Exchange Notice as soon as practicable or (z) if such holder elects to receive physical delivery of share certificates for the Exchange Shares deliverable upon exchange, and if permitted by applicable Korea law (and to the extent that Korea Securities Depository can reasonably promptly prepare the required number of certificates), the Issuer shall deliver or cause to be delivered to the order of the person named for that purpose in the relevant Exchange Notice, at the place (not being the specified office in Seoul for the time being of the Share Transfer Agent) and in the manner specified in the relevant Exchange Notice (the expense and risk of delivery at any such place being that of the holder and such named person), such certificate or certificates for the relevant Exchange Shares as soon as practicable; together in each case with any other securities, property or cash required to be delivered on exchange and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

Subject to compliance with the terms of the Deposit Agreement, the Issuer shall use its best effort to cause the Depositary to issue such number of the ADSs representing the deposited Exchange Shares to the exchanging Noteholder based on the ADS Ratio as soon as practicable after the deposit of the Exchange Shares into the deposit account of the Depositary or its nominee, but in any event no later than by the end of the third Business Day (New York time) therefrom.

(vi)	Dividend Accrued; Interest Accrued; Other Adjustments:

The Issuer will not pay interest on exchanged Notes on any Interest Payment Date subsequent to the Deposit Date unless the Exchange Notice is duly withdrawn in accordance with the terms of Condition 8(d). No other payment or adjustment for accrued and unpaid interest or dividends on the Exchange Shares will be made upon exchange. If the Exchange Shares are delivered upon exchange after the close of business of a record date with respect to dividends, rights, allotments or other distributions, the holder of these shares will not be entitled to receive any such dividends, rights, allotments or other distributions payable to our shareholders with respect to that record date.

Holders of Notes will not be entitled to pro rata subscription rights with respect to future issues by the Issuer or any of the Issuer’s Subsidiaries of the Exchange Shares, or securities or rights which are convertible or exchangeable into the Exchange Shares.

If the Deposit Date in respect of any Note exchanged upon the exercise of an Exchange Right is on a date after which an adjustment to the Exchange Price takes effect (retroactively or otherwise) pursuant to any of the provisions referred to under Conditions 8(g) and 8(j) and the Deposit Date in respect of such exchange falls on a date when such adjustment has not yet been reflected in the current Exchange Price, the Issuer will cause the provisions described under Condition 8(f) to be applied, mutatis mutandis, to such number of the Exchange Shares as is equal to the excess of the number of the Exchange Shares that would have been required to be delivered on exchange of such Note if such adjustment had been given effect as at such Deposit Date over the number of the Exchange Shares deliverable on such exchange without otherwise having given effect to such adjustment. The Depositary shall issue, if necessary, the corresponding number of ADSs accordingly.

(g)	Adjustment of Exchange Price

The Exchange Price per Exchange Share will be subject to adjustment pursuant to the terms of this Condition 8(g). In each case, the adjusted Exchange Price is determined by multiplying the Exchange Price before adjustment, denoted as “P”, by an applicable adjustment factor. The formula for determining the adjustment factors are set forth below. In each case, the Exchange Price will be adjusted with effect from the applicable effective date as described below.

(i)	Share Dividends, Share Split and Consolidations.

If the Issuer:

(x)	pays a dividend or make a distribution on any class of its capital stock in the form of the Exchange Shares, other than a cash dividend or distribution, in each case, that permits the recipient to elect to receive Exchange Shares instead of cash;

(y)	splits or reclassifies the outstanding Exchange Shares into a greater number of the Exchange Shares; or

(z)	consolidates or reclassifies the outstanding Exchange Shares into a lesser number of the Exchange Shares,

the Exchange Price will be adjusted as follows:

Adjusted Exchange Price — P x X/Y

where:

“X” means the number of the Exchange Shares outstanding immediately prior to the effectiveness of the relevant event giving rise to the adjustment; and

“Y” means the number of the Exchange Shares outstanding immediately after the effectiveness of the relevant event giving rise to the adjustment.

The effective date for an adjustment under paragraph (i) (x) is the record date the Issuer set for the relevant dividend or distribution provided that in the case of a free distribution or bonus issue of the Exchange Shares which must, under applicable Korean law, be submitted for approval to a general meeting of shareholders or be approved by a meeting of Board of Directors of the Issuer before being legally paid or made, and which is so approved after the record date fixed for the determination of shareholders entitled to receive such distribution, such adjustment will, immediately after such approval being given by such meeting, become effective retroactively to immediately after such record date. The effective date for an adjustment under paragraph (i) (y) or (i) (z) is the date on which the split, reclassification or consolidation event becomes effective.

(ii)	Issuances of Shares and Rights.

If: (x) the Issuer issues or distributes the Exchange Shares, other than as described in (i) above, or the Issuer any of the Issuer’s Subsidiaries issues or distributes any securities or rights which are convertible into or exchangeable for the Exchange Shares, or issues or distributes any warrants or rights to purchase or subscribe for the Exchange Shares, in each case, to all or substantially all holders of the Exchange Shares; and (y) the applicable issue, distribution, conversion, exchange, purchase or subscription price per Exchange Share, after taking into account any per share consideration received by the Issuer in respect of that issuance or distribution, is below 90% of the Average Market Price (as defined below) of the Exchange Shares as of the date of announcement of details concerning such applicable issuance, distribution, conversion, exchange, purchase or distributions, the Exchange Price will be adjusted as follows:

Adjusted Exchange Price = P x	(S + f)
(S + a)

where:

“S”, means the number of the Exchange Shares outstanding on the date of announcement of details concerning the relevant issuance, distribution, exchange, exchange, purchase or subscription price;

“f” means the number of additional Exchange Shares which the aggregate applicable issuance, distribution, exchange, exchange, purchase or subscription price (taking into account any aggregate consideration received by the Issuer in respect of that issuance or distribution) would purchase at the Average Market Price as of such date of announcement;

“a” means the number of additional Exchange Shares which are issued or are initially issuable pursuant to the terms of the securities or rights that are the subject of that issuance or distribution; and

“Average Market Price” as of a date means the arithmetic mean of the daily closing prices quoted per Exchange Share on the Korea Exchange for the 10 consecutive Trading Days immediately preceding that date.

The effective date for an adjustment under this clause (ii) is the record date the Issuer set for that issuance or distribution; provided that in the case of a dividend in the Exchange Shares which must, under applicable Korean law, be submitted for approval to a general meeting of shareholders or be approved by a meeting of the Board of Directors of the Issuer before being legally paid, and which is so approved after the record date fixed for the determination of shareholders entitled to receive such dividend, such adjustment will, immediately after such approval being given by such meeting, become effective retroactively to immediately after such record date.

In case of any adjustment as a result of issuance of the Exchange Shares by way of a rights offering to all or substantially all holders of the Exchange Shares, the Issuer may elect to defer the effectiveness of that adjustment until the subscription period applicable to such rights offering has expired. In that case, the Exchange Price should be adjusted using elements “f” and “a” in the above formula that are calculated on the basis of the actual number of the Exchange Shares issued and aggregate purchase price actually paid in the rights offering. The adjustment will take effect retroactively from the record date the Issuer set for the rights offering.

(iii)	Issuances and Distributions of Securities, Assets and Related Rights.

If the Issuer issues or distributes, for less than 90% of their fair market value (as defined below), to all or substantially all holders of the Exchange Shares, any

(x)	securities other than securities addressed by clause (i) or (ii) above,

(y)	assets, other than (a) share dividends addressed by clause (i) above, or (ß) cash dividends or dividends in kind, in each case declared and paid in the ordinary course (as described below), but, for the avoidance of doubt, including any dividend or portion of such dividend which constitutes a redemption of share capital as part of a reduction in par value of the Exchange Shares, or

(z)	rights to acquire the securities or assets described in this clause (iii)(x) and (iii)(y),

the Exchange Price will be adjusted as follows:

Adjusted Exchange Price = P x	(M - d)
M

where:

“M” means the Average Market Price per Exchange Share as of the date of announcement of terms of the issuance or distribution; and

“d” means the fair market value of the portion of the securities, assets or rights to acquire any of the foregoing as is attributable to one Exchange Share, less any consideration received by the Issuer in respect of such portion. The fair market value will be as determined by the Board of Directors of the Issuer, which determination will be conclusive and calculated on the last trading date preceding such date of announcement.

For purposes of this clause (iii), dividends “in the ordinary course” shall mean, with respect to any fiscal year, the declaration and payment by the Issuer of a dividend with respect to the Issuer’s full year financial results for such fiscal year or retained earnings.

The effective date for an adjustment under this clause (iii) is the record date the Issuer set for that issuance or distribution.

Notwithstanding the foregoing, if any options, rights or warrants which would otherwise be the subject of this clause (iii) are issued to the Issuer’s existing employees in their capacity as employees in accordance with mandatory provisions of Korean law, then such options, rights or warrants will not be taken into account for the purposes of the adjustment of the Exchange Price pursuant to this clause (iii).

(iv)	Issues of Exchange Shares or Securities Convertible into or Exchangeable for Exchange Shares or Options, Right or Warrants for Exchange Shares or Securities Convertible into or Exchangeable for Exchange Shares Other than to Shareholders.

If:

(x) the Issuer grants, issues or offers to any person other than the Issuer’s shareholders any Exchange Shares (other than Exchange Shares issued (a) on exchange or exchange of any convertible or exchangeable securities (including the Notes) issued prior to the date of the Purchase Agreement, (ß) on exercise of any options, rights or warrants granted, issued or offered by the Issuer prior to the date of the Purchase Agreement, (g) in any of the circumstances described in clause (i) or (ii) above, (d) to the Issuer’s existing employees in accordance with mandatory provisions of Korean law or (e) to shareholders of any company which merges into the Issuer, in proportion to their shareholding in such company immediately prior to such merger, upon such merger), or

(y) the Issuer or any of the Issuer’s Subsidiaries issues or offers to any person other than the Issuer’s shareholders (a) any securities convertible into or exchangeable for the Exchange Shares (other than those granted, issued or offered to and accepted by the Issuer’s existing employees in accordance with mandatory provisions of Korean law) or (ß) options, rights or warrants (to the extent they are taken up) to subscribe for or purchase the Exchange Shares or securities convertible into or exchangeable for, or which carry rights to subscribe for or purchase, the Exchange Shares (other than the Notes or in any of the circumstances described in clause (iii) above), in each case, at a consideration per Exchange Share receivable by the Issuer which is less than 90% of the Average Market Price on the date in Seoul on which the Issuer fixes the said consideration (or, if the issue of such securities is subject to approval by a general meeting of shareholders, on the date on which the Board of Directors of the Issuer fixes the consideration to be recommended at such meeting), then the Exchange Price in effect immediately prior to the date of issue of such securities shall be adjusted in accordance with the following formula:

Adjusted Exchange Price = P x	(N + v)
(N + n)

where:

“N” = the number of the Exchange Shares outstanding at the close of business in Seoul on the day immediately prior to the date of such issue;

“n” = the number of Exchange Shares to be issued, as applicable, (including upon exercise of such options, rights or warrants and/or exchange or exchange of such convertible or exchangeable securities at the said consideration), and

“v” = the number of the Exchange Shares which the aggregate consideration receivable by the Issuer would purchase at the Average Market Price on the date specified above;

provided, however, that any such grant, issue or offer made to any of the Issuer’s directors, officers or employees as part of such person’s compensation shall not result in the adjustment of the Exchange Price to the extent that the number of the Exchange Shares so issued or that may be issued as a result of the conversion, exchange or exercise of such convertible or exchangeable securities or such options, rights or warrants so granted, issued or offered, together with the total number of the Exchange Shares issued to such directors, officers and employees and that may be issued (on exchange, exchange or exercise) as a result of all such grants, issues and offers to such directors, officers and employees subsequent to the issue date, does not exceed 5% of the total number of the Exchange Shares issued and outstanding immediately after such grant, issue or offer.

Such adjustment shall become effective as of the calendar day in Seoul corresponding to the calendar day at the place of issue on which such options, rights, warrants or securities are granted, offered or issued, as the case may be.

(v)	Other Adjustments.

If the Issuer determines after consultation with the Noteholders that any other downward adjustment should be made to the Exchange Price, the Issuer will make such downward adjustment which is fair and reasonable in the Issuer’s opinion.

(vi)	General Adjustment Provisions.

For purposes of clauses (i) to (v) above, as applicable:

The Issuer shall not take any action that would otherwise reduce the Exchange Price below the par value of the Exchange Shares. Except in the case of a consolidation or reclassification of Exchange Shares pursuant to clause (i)(z) above or, if applicable, an event in Condition 8(j), the Exchange Price will not be increased as a result of any adjustment.

In case of an adjustment under clause (i), (ii) or (iii) above, if the actual amount of adjustment cannot be determined on such record date because certain terms of issuance or distribution have not been determined, the Issuer may elect to defer the effectiveness of such adjustment until it can be determined and such adjustment will take effect retroactively from the record date set for the issuance or distribution.

If any doubt arises as to the appropriate adjustment to the Exchange Price, a certificate of the Issuer’s auditors at the time will be conclusive and binding on all concerned except in the case of manifest error.

No adjustment will be made to the Exchange Price where the adjustment, rounded to the nearest Won as provided below, if applicable, would be less than two hundred (200) Won. On any adjustment, the resulting Exchange Price will be rounded to the nearest Won (or the smaller of the nearest Won in the case of two equally near Won). Any adjustment not required to be made and any amount by which the Exchange Price will be rounded will be carried forward and taken into account in any subsequent adjustment. The holders and the Paying Agents will be given notice, in the manner described in Condition 13, of any adjustment in accordance with the Conditions, and all information regarding such adjustment will be made available at such Paying Agents’ offices.

If a Deposit Date falls prior to the effective date of an adjustment of the Exchange Price in circumstances where the issuance of the Exchange Shares in respect of the exercise of the relevant Exchange Right falls on or after the effective date, the Issuer will issue to the relevant holder the additional number of the Exchange Shares to which that holder would have been entitled had the relevant Deposit Date fallen immediately following the effective date.

The Issuer may, from time to time to the extent permitted by law, reduce the Exchange Price of the Notes, at the sole discretion of the Board of Directors, by any amount for any period of at least 20 days, in which case the Issuer shall give at least 15 days’ notice of such decrease. A decrease in the Exchange Price would entitle the holder to receive more Exchange Shares upon exchange in respect of Notes held by the holder. The Issuer may, at the Issuer’s option, make such reductions in the Exchange Price, in addition to those set forth above, as the Board of Directors of the Issuer deems advisable to avoid or diminish any income tax to holders of the Exchange Shares resulting from any dividend or distribution of the Exchange Shares (or rights to acquire the Exchange Shares) or from any event treated as such for income tax purposes.

(h)	Voting Rights, etc.

Noteholders shall have no voting rights in respect of the Exchange Shares before the Exchange Shares or the ADSs, as the case may be, are delivered to such Noteholders.

(i)	Maintenance of the Exchange Shares

The Issuer undertakes and covenants to keep the number of the Exchange Shares sufficient to provide for the exercise of the Exchange Rights in respect of all outstanding Notes and deposit and entrust such Exchange Shares with the Korea Securities Depository for the benefit of the holders of the Notes and further undertakes and covenants, in the event such number is not sufficient to provide for the exercise of the Exchange Right, to purchase, to the extent permitted by applicable law, the number of the Exchange Shares to make such number sufficient provided further that if at any time the Issuer does not have a sufficient number of the Exchange Shares, the Issuer will be required to pay to the relevant holder an amount of cash in U.S. dollars equal to the Cash Settlement Amount to satisfy such Exchange Right in full. The Issuer also undertakes and covenants in respect of ownership of the Exchange Shares deliverable upon exchange of the Notes, while any of the Notes remains outstanding, not to cause to, or to purport or attempt to, create, assume or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest over the Exchange Shares deliverable upon exchange of the Notes, or any part thereof or any rights in respect thereof.

(j)	Exchange Rights in Case of Consolidation, Merger or Sale of Assets

Under the Conditions, the Issuer may consolidate with or merge into any other person or, together with or through one or more of the Issuer’s Subsidiaries, convey, transfer or lease all or substantially all of the Issuer’s properties and assets or the properties and assets of the Issuer’s Subsidiaries on a consolidated basis to any person, provided that the person formed by the consolidation or into which the Issuer is merged or the person which acquires by conveyance or transfer, or which leases, the properties and assets substantially as an entirety will execute and deliver to the Noteholder an undertaking letter which will provide that, among other things, the holder of each Note then outstanding will have the rights, during the period such Notes shall be exchangeable as described above under Condition 8(a) to exchange the Notes for the kind and amount of common shares, other securities, cash or other assets receivable upon the consolidation, merger, sale or similar event by a holder of the number of the ADSs representing Exchange Shares or the Exchange Shares, as the case may be, into which the Note might have been exchanged immediately prior to that consolidation, merger, sale, transfer or similar event. The undertaking letter will also provide for adjustment to the Exercise Price which, for events subsequent to the effective date of such undertaking letter, shall be as nearly equivalent as may be practicable to the adjustments described above under Condition 8(g).

9.	Events of Default

(a)	The occurrence and continuance of the following events will constitute events of default (the “Events of Default”) under the Notes:

(i)	default in the payment of any installment of interest upon any of the Notes or any additional amounts, as and when the same shall become due and payable, and continuance of such default for a period of 30 days;

(ii)	default in the payment of all or any part of the principal of any of the Notes as and when the same shall become due and payable;

(iii)	failure on the part of the Issuer to observe or perform any other of the covenants or agreements on the part of the Issuer contained in the Notes for a period of 60 days after the date on which written notice specifying such failure, stating that such notice is a “Notice of Default” under the Note and demanding that the Issuer remedy the same, shall have been given by registered or certified mail, return receipt requested, to the Issuer by the holders of at least 10% in aggregate principal amount of the Notes at the time outstanding;

(iv)	any External Indebtedness of the Issuer or any of the Issuer’s Material Subsidiaries in the aggregate principal amount of US$15,000,000 or more either (x) becoming due and payable prior to the due date for payment thereof by reason of acceleration thereof following default by the Issuer or any of the Issuer’s Material Subsidiaries, or (y) not being repaid at, and remaining unpaid after, maturity as extended by the period of grace, if any, applicable thereto, or any guarantee given by the Issuer or any of the Issuer’s Material Subsidiaries in respect of External Indebtedness of any other person in the aggregate principal amount of US$15,000,000 or more not being honored when, and remaining dishonored after becoming, due and called; provided that, if any such default under any such External Indebtedness shall be cured or waived, then the default under the Notes by reason thereof shall be deemed to have been cured and waived;

(v)	a court or administrative or other governmental agency or body having jurisdiction in the premises shall enter a decree or order for relief in respect of the Issuer or any Material Subsidiary in an involuntary case under any applicable bankruptcy, insolvency, reorganization, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Issuer or any Material Subsidiary or for any substantial part of their property or ordering the winding up, dissolution or liquidation of their affairs, or shall otherwise adjudicate or find the Issuer or any Material Subsidiary to be bankrupt or insolvent, and such decree or order shall remain unstayed and in effect for a period of 120 consecutive days; or

(vi)	the Issuer or any Material Subsidiary shall commence a voluntary case under any applicable bankruptcy, insolvency, reorganization, compulsory composition or other similar law in effect on the date of the Notes or thereafter, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Issuer or any Material Subsidiary or for any substantial part of their property, or cease to carry on the whole or substantially the whole of their business, or make any general assignment for the benefit of creditors, or enter into any composition with their creditors, or take corporate action in furtherance of any such action.

(b)	In the case of an Event of Default arising from clauses (v) or (vi) of Condition 9(a) above, all outstanding Notes will become due and payable immediately without further action or notice. In each other case, unless the principal of all the Notes shall already have become due and payable, the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice as provided in Condition 13, may declare the principal of all the Notes, and the interest accrued thereon, to be due and payable immediately and such amount shall be immediately due and payable, except that in the case of an Event of Default arising from the Issuer’s failure to deliver a sufficient number of the Exchange Shares or to pay the Cash Settlement Amount in the manner described in Condition 8(d), any holder may declare the higher of (x) the principal and the interest accrued thereon and (y) the Cash Settlement Amount, to be due and payable immediately and such amount shall be immediately due and payable. If, at any time after the principal of the Notes, or the Cash Settlement Amount, as the case may be, shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the Issuer shall pay to the relevant Noteholders a sum sufficient to pay all matured installments of interest upon all the Notes (including default interests pursuant to Condition 4(a)) and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest upon such principal), then the holders of a majority in aggregate principal amount of the Notes then outstanding may waive all defaults and rescind and annul such declaration and its consequences.

10.	Prescription

Claims for principal and interest in respect of the Notes shall become void unless the Notes are presented for payment within a period of ten years in the case of principal and five years in the case of interest from the date on which the payment in question first become due subject to all applicable law.

11.	[Intentionally Omitted]

12.	Replacement of Notes

If any Note is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar, subject to all applicable laws, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes must be surrendered before replacements will be issued.

13.	Notices

(a)	Notices to the Noteholders

Notices to the Noteholders shall be valid if hand delivered, sent by reputable overnight courier service, or transmitted by fax addressed to the contact details of the Noteholders as described in the Note Register. Each notice shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or (with respect to a fax) the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

(b)	Notices to the Issuer

Any notice to the Issuer shall be valid if delivered in an envelope addressed to the Issuer at its registered office for the time being.

14.	Agents

The Issuer reserves the right, at any time to vary or terminate the appointment of any Exchange Agent, Transfer Agents, Paying Agents, or the Share Transfer Agent and to appoint additional or other Exchange Agents, Transfer Agents, Paying Agents, or Share Transfer Agents, provided that, such variance or termination shall be noticed to the Noteholders pursuant to Condition 13.

15.	Indemnification for Judgment Currency Fluctuations

To the fullest extent permitted by law, the Issuer’s obligations to any holder of the Notes shall, notwithstanding any judgment in a currency (the “judgment currency”) other than U.S. dollars (the “agreement currency”), be discharged only to the extent that on the Banking Day following receipt by such holder of any amount in the judgment currency, such holder may in accordance with normal banking procedures purchase the agreement currency with the judgment currency. If the amount of the agreement currency so purchased is less than the amount originally to be paid to such holder in the agreement currency, the Issuer agrees, as a separate obligation and notwithstanding such judgment, to pay the difference and if the amount of the agreement currency so purchased exceeds the amount originally to be paid to such holder, such holder agrees to pay to or for the account of the Issuer, such excess, provided that such holder shall not have any obligation to pay any such excess as long as a default by the Issuer in the obligations under the Notes has occurred and is continuing, in which case such excess may be applied by such holder to such obligations.

16.	Governing Law and Jurisdiction

(a)	Governing law

The Notes are governed by, and shall be construed in accordance with, the laws of the Republic of Korea (“Korea”), provided that, any matter relating to the meetings of the Noteholders shall be governed by the laws of England.

(b)	Jurisdiction

The Seoul Central District Court of Korea shall have non-exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes.

17.	Specified Office of Paying Agent

Korea Securities Depository is the initial Principal Paying Agent and its specified office is as follows:

Address: 34-6 Yoido-dong, Youngdeungpo-gu

Seoul, Korea (Zip: 150-948)

Fax: +822-3774-3433

Attention: Foreign Equity-Linked Securities Team.

THE FOURTH SCHEDULE

Form of Third Party Purchaser Letter

[Letterhead of Third Party Purchaser]

To:	KT Corporation

[address]

To:	NTT DoCoMo, Inc.

[address]

[Date]

Re:	Issue of U.S.$253,261,000 principal amount of Exchangeable Notes due 2014 (the “Notes) issued by KT Corporation (the “Issuer)

Dear Sirs:

As a purchaser of the Notes referenced above, [Name of Purchaser] (the “Purchaser) hereby understands and acknowledges that, pursuant to the Securities and Exchange Act of Korea and the regulations thereunder (as amended or succeeded from time to time), including the Regulations on Securities Issuance and Public Disclosure, the Notes may not be sold, transferred or assigned to any Korean resident (as defined under the Foreign Exchange Transaction Law of Korea and its subordinate regulations) within one (1) year after the issuance date of the Notes. Accordingly, the Purchaser hereby agrees and undertakes not to sell, transfer or assign the Notes purchased by us to any Korean resident within one (1) year after the issuance date of the Notes.

In the event the Notes purchased by us are sold, transferred or assigned to any Korean resident within one (1) year after the issuance date of the Notes, the Purchaser shall indemnify and hold harmless (i) NTT DoCoMo, Inc., as the initial purchaser thereof and (ii) the Issuer as the issuer of the Notes from and against any losses, damages, liabilities, claims, costs or expenses that may arise from or in connection with such violation.

Further, the Purchaser undertakes in the event of any transfer by it of any Note to a non-Korean resident transferee within one (1) year after the issuance date of the Notes, prior to any transfer of any Note the Purchaser shall obtain a letter in substantially the same terms as those set out herein at the time of such transfer issued by the transferee and shall deliver the letter to the Issuer.

This letter shall be governed by, and shall be construed in accordance with, the laws of Korea.

Faithfully yours,

[Name of Purchaser]

By:
Name:
Title: